Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Cary Grossman
Chief Financial Officer
713-827-2104
cgrossman@gentium.it

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Anne Marie Fields
afields@lhai.com
212-838-3777
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

Gentium Reports First Quarter Financial Results and Clinical Update

Villa Guardia (Como), Italy (May 18, 2006) - Gentium S.p.A. (NASDAQ NMS: GENT) (the “Company”) today reported financial results for the quarter ended March 31, 2006. Highlights of the first quarter of 2006 and recent weeks (as of May 16, 2006) include:

•
Initiation of Phase III trial in U.S. for treatment of Veno-Occlusive Disease (VOD) with Multiple Organ Failure (Severe VOD): Institutional Review Board (IRB) approval from four centers; patient enrollment is expected to begin by the end of this month;

•	Phase II/III clinical trials in Europe for the prevention of VOD in children: 30 centers have IRB approval and 12 centers are open for patient enrollment;

•	Independent Phase I/II study of Defibrotide to treat advanced and refractory Multiple Myeloma patients: four centers have IRB approval and are open for patient enrollment;

•
Phase II/III clinical trials in Europe for the prevention of VOD in adults: Investigators meeting held in Hamburg (Germany) on March 22, 2006, and anticipate initiation of this study by July 2006; and,

•	Engaged a medical monitor in the U.S. to act as a liaison with investigators, IRBs and Clinical Research Organizations.

Clinical Highlights and Outlook

Commenting on Gentium’s clinical progress during the quarter, Laura Ferro, M.D., Chairman and Chief Executive Officer said, “Gentium got off to a strong start in 2006, marked by continued progress with our clinical development programs for Defibrotide. Most notably, we initiated our U.S. Phase III trial of Defibrotide to treat Severe VOD, a life threatening disease for which there are currently no treatment options. We also commenced our VOD prevention program with the initiation of our pediatric prevention Phase II/III trial in Europe and look forward to initiating our Phase II/III European prevention trial in adults in the near future.”

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s financial statements are prepared using the Euro (€), its functional currency. On March 31, 2006, €1.00 = $1.21.

The Company previously released its 2005 financial statements on April 13, 2005. Subsequently, it was determined that the life of the Company’s outstanding stock options was less than had been used in the calculation of those financial results and an adjustment was made to the amount of previously recorded stock-based compensation. As a result of that change, the net loss for 2005 was decreased by €107. The change had no effect on cash flow or shareholders’ equity.

For the first quarter ended March 31, 2006 compared with the prior year’s first quarter:

•	Total revenues were €0.95 million, compared to €0.66 million
•	Operating costs and expenses were €3.94 million, compared to €1.85 million
•	Research and development expenses, which are included in operating costs and expenses, were €1.62 million, compared to €0.64 million
•	Operating loss was €2.99 million, compared to €1.19 million
•	Interest income (expense), net, was €0.05 million, compared to (€2.15) million
•	Pre-tax loss was €3.10 million, compared to €3.39 million
•	Net loss was €3.10 million, compared to €3.41 million
•	Basic and diluted net loss per share was €0.32, compared to €0.68 per share
•	Cash used in operating activities was €2.17 million, compared to €2.19 million
•	Cash and cash equivalents amounted to €9.75 million as of March 31, 2006

Dr. Ferro commented, “This year we will have a full year of public company related expenses, a full year of increased staffing, and substantial increases in research and development expenses associated with both size and scope of our clinical development programs, when compared with 2005. These increased expenses will be partially offset by a significant decrease in interest expense as a result of the repayment and redemption of our Series A notes in June 2005. However, we still expect a significantly larger loss and greater use of cash in 2006 compared with 2005.”

Operating Results and Trends

The fluctuation in product sales revenue for the three-month period compared with the prior-year period is primarily the result of changes in demand by our principal customer, Sirton, which experienced an increase in demand from its principal customer, Crinos. Total product sales for the three-month period ended March 31, 2006 increased by €0.32 million, or 54%, compared with the same period in 2005. The increase is primarily due to higher sales volumes of urokinase, which represented €0.29 million or 91% of the increase.

Cost of goods sold, as a percentage of product sales, decreased from 84.7% for the three months ended March 31, 2005, to 83.4% in the same period in 2006. The decrease is primarily due to a revision in the estimated life of certain manufacturing equipment resulting in a reduction in depreciation expense, offset to some extent by increased quality control costs.

Research and development spending increased during the three-month period in 2006 compared with 2005 primarily due to the costs associated with the Company’s Phase III trial in the U.S. for the treatment of Severe VOD, the Company’s Phase II/III trial for prevention of VOD in children, and preparations for the Phase II/III trial for the prevention of VOD in adults. Growth in headcount and outside services to support increased activity in our clinical trials, including clinical product production costs and stock based compensation expense also contributed to increased research and development expenses.

The Company had 62 employees as of March 31, 2006, compared with 47 as of March 31, 2005. Other general and administrative expense increases were primarily the result of building corporate infrastructure, legal and public company expenses, an increase in internally provided administrative services to replace administrative services previously provided by affiliates, and stock based compensation expense. The increase in internally provided services accounts for the decrease in charges from affiliates between the periods.

Interest income (expense), net, changed primarily due to the repayment and conversion of the Company’s Series A senior convertible notes in June 2005, and the higher level of invested funds following the completion of our initial public offering in June 2005. For the three months ended March 31, 2005, interest expense on the Series A notes was € 2.09 million, including non-cash interest expense of €1.99 million from the amortization of the issue discount and issue cost.

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Orphan Drug status and the Fast Track Designation by the U.S. FDA to treat Severe VOD and Orphan Medicinal Product Designation by the European Commission to both treat and prevent VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(5) under the caption “Risk Factors.”

Source: Gentium

(Tables to follow)

GENTIUM S.p.A.
Balance Sheets
(in thousands, except share data)

	As of December 31, 2005	As of March 31, 2006
ASSETS
Cash and cash equivalents	€12,785	€9,746
Receivables	8	8
Receivables from related parties	1,867	1,998
Inventories	1,628	1,779
Prepaid expenses and other current assets	918	732
Total Current Assets	17,206	14,263

Property, manufacturing facility and equipment, at cost	17,456	17,659
Less: Accumulated depreciation	8,825	9,006
Property, manufacturing facility and equipment, net	8,631	8,653

Intangible assets, net of amortization	267	503
Other non-current assets	9	7
Total Assets	€26,113	€23,426

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	2,644	3,331
Payables to related parties	542	565
Accrued expenses and other current liabilities	1,063	982
Current maturities of long-term debt	916	797
Deferred income	283	248
Total Current Liabilities	5,448	5,923

Long-term debt, net of current maturities	2,485	2,203
Termination indemnities	706	715
Total Liabilities	8,639	8,841

Share capital (par value: €1.00; 12,690,321 shares authorized, 9,610,630 shares issued at December 31, 2005 and March 31, 2006, respectively)	9,611	9,611
Additional paid in capital	33,090	33,306
Accumulated deficit	(25,227)	(28,332)
Total Shareholders’ Equity	17,474	14,585
Total Liabilities and Shareholders’ Equity	€26,113	€23,426

GENTIUM S.p.A.
Statements of Operations
(Unaudited, in thousands, except per share data)

	For the Three Months Ended March 31,
	2005	2006
Revenues:
Sales to affiliates	€500	€912
Third party product sales	93	3
Total product sales	593	915
Other income and revenues	70	35
Total Revenues	663	950

Operating costs and expenses:
Cost of goods sold	502	763
Charges from affiliates	271	215
Research and development	644	1,623
General and administrative	412	1,296
Depreciation and amortization	23	42
	1,852	3,939
Operating loss	(1,189)	(2,989)

Foreign currency exchange gain (loss), net	(55)	(168)
Interest income (expense), net	(2,148)	52
	(2,203)	(116)
Pre-tax loss	(3,392)	(3,105)
Income tax expense:
Current	(16)	-
Deferred	-	-
	(16)	-
Net loss	€(3,408)	€(3,105)

Net loss per share:
Basic and diluted net loss per share	€0.68	€0.32
Weighted average shares used to compute basic and diluted net loss per share	5,000,000	9,610,630

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, in thousands)

	For the Three Months Ended March 31,
	2005	2006
Cash Flows From Operating Activities:
Net loss	€(3,408)	€(3,105)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss	118	-
Depreciation and amortization	360	219
Non cash interest expense	1,750	-
Stock based compensation	66	213
Changes in operating assets and liabilities:
Accounts receivable	(262)	(131)
Inventories	(504)	(152)
Prepaid expenses and other current assets	212	188
Accounts payable and accrued expenses	(428)	629
Deferred income	(73)	(35)
Termination indemnities	(17)	8
Net cash used in operating activities	(2,186)	(2,166)

Cash Flows From Investing Activities:
Capital expenditures	(244)	(198)
Intangible expenditures	(18)	(274)
Net cash used in investing activities	(262)	(472)

Cash Flows From Financing Activities:
Capital contribution	1,600	-
Repayments of long-term debt	(162)	(401)
Proceeds from Series A convertible Notes	1,465	-
Proceeds (repayment) of affiliate’s loan	(700)	-
Proceeds (repayment) from bank overdrafts and short term borrowings	(2,199)	-
Net cash provided by (used in) financing activities	4	(401)

Decrease in cash and cash equivalents	(2,444)	(3,039)

Cash and cash equivalents, beginning of period	2,461	12,785
Cash and cash equivalents, end of period	€17	€9,746